FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of .... October........................................................ , 2009
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F            X            Form 40-F
   [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                        No           X
   [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date....October 27, 2009....	By....../s/...... Masashiro Kobayashi ...............
(Signature)*

Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1. CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED SEPTEMBER 30, 2009

CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND
THE NINE MONTHS ENDED SEPTEMBER 30, 2009
October 27, 2009
CONSOLIDATED RESULTS FOR THE THIRD QUARTER
(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	September 30, 2009	September 30, 2008			September 30, 2009
Net sales	¥774,324	¥985,989	-	21.5	$8,603,600
Operating profit	59,989	129,266	-	53.6	666,544
Income before income taxes	63,548	124,989	-	49.2	706,089
Net income attributable to Canon Inc.	¥36,734	¥83,041	-	55.8	$408,156

Net income attributable to Canon Inc. stockholders per share:
- Basic	¥29.76	¥65.91	-	54.8	$0.33
- Diluted	29.76	65.91	-	54.8	0.33

CONSOLIDATED RESULTS FOR THE NINE MONTHS

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Nine months	Nine months			Nine months	Year ending
	ended	ended	Change(%)		ended	December 31,	Change(%)
	September 30, 2009	September 30, 2008			September 30, 2009	2009
Net sales	¥2,255,143	¥3,099,421	-	27.2	$25,057,144	¥3,200,000	-	21.8
Operating profit	124,927	460,249	-	72.9	1,388,078	190,000	-	61.7
Income before income taxes	121,434	464,234	-	73.8	1,349,267	180,000	-	62.6
Net income attributable to Canon Inc.	¥70,083	¥297,526	-	76.4	$778,700	¥110,000	-	64.4

Net income attributable to Canon Inc. stockholders per share:
- Basic	¥56.77	¥236.02	-	75.9	$0.63	¥89.11	-	63.8
- Diluted	56.77	236.00	-	75.9	0.63	-		-

	Actual
	As of	As of	Change(%)		As of
	September 30, 2009	December 31, 2008			September 30, 2009

Total assets	¥3,702,124	¥3,969,934	-	6.7	$41,134,711

Canon Inc. stockholders’ equity	¥2,615,267	¥2,659,792	-	1.7	$29,058,522

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY90=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 30, 2009, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions
2009 Third Quarter in Review
Looking back at the global economy in the third quarter of 2009, the economic stimulus measures implemented by different countries have started to yield results with indications that we are emerging from the worst of the recession. In developed economies such as the United States, Europe and Japan, while stimulus efforts have led to signs of a turnaround, such as rising consumer spending and a recovery in exports, they have not proven enough to remove the sense of uncertainty about the future amid such factors as the continued severity of employment conditions. As for Asia, the economies of China and India maintained solid growth owing to expanded consumer spending against the backdrop of the economy-boosting measures.
As for the markets in which Canon operates amid these conditions, within the office imaging products market, demand for network digital multifunction devices (MFDs) decreased in each region, leading to sluggish sales for monochrome and color models. In the computer peripherals market, while demand remained weak for laser beam printers, resulting in a drop below the year-ago level, the rate of decline has been gradually narrowing. With regard to inkjet printers, although demand continued to be slack for both single-function and multifunction models, which led to a reduction in market size compared with the same period for the previous year, conditions have begun to gradually improve. As for the cameras segment, while demand for digital single-lens reflex (SLR) cameras displayed solid growth, demand for compact digital cameras remained sluggish amid continued price declines. In the optical equipment segment, demand for steppers, utilized in the production of semiconductors, further decreased while demand for aligners, used to produce liquid crystal display (LCD) panels, showed signs of a recovery. The average value of the yen during the third-quarter was ¥93.46 to the U.S. dollar, a year-on-year appreciation of about ¥14, and ¥133.60 to the euro, a year-on-year appreciation of approximately ¥28.
Although the markets for such products as cameras and inkjet printers, targeting individual consumers, are clearly bottoming out, net sales for the third quarter totaled ¥774.3 billion (U.S.$8,604 million), a year-on-year decline of 21.5%, largely due to the effects of reduced sales volumes of office equipment and other products, a trend that continued from the previous quarter, along with the substantial rise in the value of the yen. Net sales for the nine months ended September 30, 2009 decreased by 27.2% to ¥2,255.1 billion (U.S.$25,057 million). Despite the launch of new products and ongoing cost-cutting efforts aimed at an improved gross profit ratio, the significant impact of such factors as the appreciation of the yen and reductions in sales volumes led to a 3.1 point decline in the ratio to 45.1% for the quarter and 44.1% for the nine-month period. Consequently, gross profit decreased by 26.5% to ¥349.3 billion (U.S.$3,881 million) for the quarter, and by 34.5% to ¥993.6 billion (U.S.$11,040 million) for the three-quarter period. While operating expenses decreased by 16.4% owing to a Group-wide effort to thoroughly curb expenses, operating profit dropped 53.6% to ¥60.0 billion (U.S.$667 million) for the third quarter and 72.9% to ¥124.9 billion (U.S.$1,388 million) for the combined nine-month period. The rate of decline for the third-quarter operating profit has been significantly reduced compared with the first quarter and second quarter of the year. Other income (deductions) recorded a positive turnaround of ¥7.8 billion (U.S.$87 million), mainly reflecting an improvement in currency exchange losses. As a result, income before income taxes totaled ¥63.5 billion (U.S.$706 million) for the quarter, a decline of 49.2%, and ¥121.4 billion (U.S.$1,349 million) for the nine months ended September 30, 2009, a decline of 73.8%. Net income attributable to Canon Inc. also recorded a decrease of 55.8% to ¥36.7 billion (U.S.$408 million) for the quarter, and fell 76.4% to ¥70.1 billion (U.S.$779 million) for the first nine months of the year.
Basic net income attributable to Canon Inc. stockholders per share for the quarter was ¥29.76 (U.S.$0.33), a year-on-year decline of ¥36.15 (U.S.$0.40), while the indicator for the nine months ended September 30, 2009 decreased by ¥179.25 (U.S.$1.99) to ¥56.77 (U.S.$0.63).

Results by Product Segment
Looking at Canon’s third-quarter performance by business sector, within the business machines segment, demand for office equipment remained low overall amid the deterioration of economic conditions. With respect to office imaging products, while digital commercial printers achieved healthy sales in emerging markets, flagging sales for network digital MFDs in all regions along with the strong yen resulted in a year-on-year decline in sales of 28.0% for the quarter and 30.0% for the nine-month period. In the field of computer peripherals, although the optimization of laser-beam-printer trade inventories is in sight, decreased third-quarter sales compared with the corresponding period for the previous year along with the impact of appreciation of the yen, resulted in a 26.8% decline from the year-ago period, and a 35.1% decrease for the nine months combined. As for inkjet printers, amid the stagnant global market, sales volume displayed solid growth in the Americas and in Asia, which contributed to a year-on-year increase in sales volume for the segment. However, due to the impact of the yen’s appreciation and other factors, year-on-year sales for the quarter declined 10.1%, and 17.7% for the first three quarters of the year. Consequently, sales for the computer peripherals segment overall dropped by 22.7% year on year, and by 30.7% for the nine-month period. As for business information products, reduced sales of personal computers in the Japanese domestic market and other factors led to a sales decline of 23.1% for the quarter, and of 21.0% for the first nine months of the year. Collectively, sales of business machines overall totaled ¥488.8 billion (U.S.$5,431 million), down 24.9% for the quarter, and down 30.1% to ¥1,426.4 billion (U.S.$15,848 million) for the nine months ended September 30, 2009. Operating profit totaled ¥73.0 billion (U.S.$811 million) in the third quarter, falling 45.5% mainly due to the significant decrease in gross profit stemming from the reduction in sales for the quarter, and ¥187.2 billion (U.S.$2,079 million) for the nine-month period, a decline of 57.2%.
Within the cameras segment, the high-resolution, competitively priced EOS Digital Rebel T1i (EOS 500D) and advanced-amateur model EOS 5D Mark II digital SLR cameras continued to enjoy robust sales during the quarter, contributing to growth in sales volume. As for compact digital cameras, although two new ELPH (IXUS)-series models and four new PowerShot-series models were well received by the market, sales volume overall contracted amid stagnant market conditions. Consequently, along with the impact of the appreciation of the yen, sales for the cameras segment overall declined by 8.3% to ¥229.0 billion (U.S.$2,545 million) for the quarter, and by 17.8% to ¥640.6 billion (U.S.$7,118 million) for the nine-month period. Additionally, despite the decrease in sales, third-quarter operating profit for the sector increased by 5.5% to ¥47.6 billion (U.S.$529 million), owing to the increased sales ratio of high-value-added products and the positive effects of cuts in operating expenses. Operating profit for the nine months combined declined by 40.3% to ¥94.2 billion (U.S.$1,047 million).
In the optical and other products segment, sales of steppers remained sluggish due to the worsening of market conditions for memory chips, and sales of aligners dropped, recording a decline in unit sales reflecting the impact of restrained capital investment by LCD panel manufacturers. As a result, sales for the segment totaled ¥56.5 billion (U.S.$628 million) in the third quarter, a decrease of 33.7%, and ¥188.1 billion (U.S.$2,091 million) for the nine-month period, a decrease of 32.9%. Operating profit dropped to negative ¥19.6 billion (U.S.$218 million) for the quarter and ¥37.4 billion (U.S.$416 million) for the nine months due to the significant drop in sales and other factors.
Cash Flow
In the first nine months of 2009, Canon generated cash flow from operating activities of ¥374.5 billion (U.S.$4,161 million), a decrease of ¥60.9 billion (U.S.$677 million) compared with the previous year, mainly due to the decline in consolidated net income, although progress has been made in reducing inventories. As capital investment was focused on items relevant to introducing new products and achieving cost reductions, cash flow from investing activities totaled ¥286.2 billion (U.S.$3,180 million), a year-on-year decrease of ¥99.4 billion (U.S.$1,104 million). Accordingly, free cash flow totaled ¥88.3 billion (U.S.$981 million), an increase of ¥38.5 billion (U.S.$428 million) from the year-ago period.
Cash flow from financing activities recorded an outlay of ¥141.4 billion (U.S.$1,571 million), mainly arising from the dividend payout of ¥135.8 billion (U.S.$1,509 million). Consequently, cash and cash equivalents decreased by ¥45.5 billion (U.S.$506 million) to ¥633.7 billion (U.S.$7,041 million) from the end of the previous year.

Outlook
As for the outlook for the global economy in the fourth quarter, positive signs have begun to appear amid the current global recession as a result of various economic stimulus packages and financial policies launched at the national level with some leading indicators pointing to a bottoming out. Taking into account such future concerns as climbing unemployment rates in developed countries, considerable time will further likely be needed before the global economy realizes a full-fledged turnaround, and conditions are expected to slowly head toward a path of recovery from the end of the year through next year.
In the businesses in which Canon is involved, with regard to network digital MFDs and laser beam printers, although the drop in demand for office equipment has been leveling off, conditions will likely remain challenging. Demand for compact digital cameras is expected to remain stagnant for the time being due to the drop in consumer sentiment resulting from the weak economy, whereas demand for digital SLR cameras is expected to remain strong. As for inkjet printers, conditions are expected to gradually improve. With respect to steppers, projections call for a modest recovery in demand in fiscal 2010 and onwards as device makers reassess their capital expenditure plans, and demand for aligners is also expected to increase next year and beyond as LCD panel manufacturers gear up for increased production.
With regard to currency exchange rates for the fourth quarter, on which Canon’s performance outlook for the full year is based, despite the continued uncertainty over future interest rate policies, economic prospects and other factors for major countries, Canon anticipates exchange rates for the period of ¥90 to the U.S. dollar and ¥130 to the euro, representing an appreciation of approximately ¥6 against the U.S. dollar, and a depreciation of about ¥4 against the euro compared with the previous year. Upon taking into consideration business results along with current market conditions based on these foreign exchange rate assumptions, Canon’s projections for the full year remain unchanged from the previous announcement: net sales of ¥3,200.0 billion (U.S.$35,556 million), operating profit of ¥190.0 billion (U.S.$2,111 million), income before income taxes of ¥180.0 billion (U.S.$2,000 million) and net income attributable to Canon Inc. of ¥110.0 billion (U.S.$1,222 million).
Consolidated Outlook

Fiscal year	Millions of yen
	Year ending		Change	Year ended	Change (%)
	December 31, 2009			December 31, 2008
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C

Net sales	¥3,200,000	¥3,200,000	-	¥4,094,161	- 21.8%
Operating profit	190,000	190,000	-	496,074	- 61.7%
Income before income taxes	180,000	180,000	-	481,147	- 62.6%
Net income attributable to Canon Inc.	¥110,000	¥110,000	-	¥309,148	- 64.4%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
II. Financial Statements
1.  CONSOLIDATED BALANCE SHEETS

				Thousands of
	Millions of yen			U.S. dollars
	As of	As of		As of
	September 30,	December 31,	Change	September 30,
	2009	2008		2009
ASSETS
Current assets:
Cash and cash equivalents	¥633,656	¥679,196	¥(45,540)	$7,040,622
Short-term investments	26,875	7,651	19,224	298,611
Trade receivables, net	491,848	595,422	(103,574)	5,464,978
Inventories	426,934	506,919	(79,985)	4,743,711
Prepaid expenses and other current assets	265,484	275,660	(10,176)	2,949,822

Total current assets	1,844,797	2,064,848	(220,051)	20,497,744
Noncurrent receivables	14,968	14,752	216	166,311
Investments	90,669	88,825	1,844	1,007,433
Property, plant and equipment, net	1,306,214	1,357,186	(50,972)	14,513,489
Intangible assets, net	122,034	119,140	2,894	1,355,933
Other assets	323,442	325,183	(1,741)	3,593,801

Total assets	¥3,702,124	¥3,969,934	¥(267,810)	$41,134,711

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥4,997	¥5,540	¥(543)	$55,522
Trade payables	316,068	406,746	(90,678)	3,511,867
Accrued income taxes	32,834	69,961	(37,127)	364,822
Accrued expenses	260,542	277,117	(16,575)	2,894,911
Other current liabilities	109,831	184,636	(74,805)	1,220,345

Total current liabilities	724,272	944,000	(219,728)	8,047,467
Long-term debt, excluding current installments	5,837	8,423	(2,586)	64,856
Accrued pension and severance cost	113,068	110,784	2,284	1,256,311
Other noncurrent liabilities	54,042	55,745	(1,703)	600,466

Total liabilities	897,219	1,118,952	(221,733)	9,969,100

Equity:
Canon Inc. stockholders’ equity:
Common stock	174,762	174,762	-	1,941,800
Additional paid-in capital	404,113	403,790	323	4,490,144
Legal reserve	54,483	53,706	777	605,367
Retained earnings	2,810,078	2,876,576	(66,498)	31,223,089
Accumulated other comprehensive income (loss)	(271,927)	(292,820)	20,893	(3,021,411)
Treasury stock, at cost	(556,242)	(556,222)	(20)	(6,180,467)

Total Canon Inc. stockholders’ equity	2,615,267	2,659,792	(44,525)	29,058,522

Noncontrolling interests	189,638	191,190	(1,552)	2,107,089

Total equity	2,804,905	2,850,982	(46,077)	31,165,611

Total liabilities and equity	¥3,702,124	¥3,969,934	¥(267,810)	$41,134,711

				Thousands of
	Millions of yen			U.S. dollars
	As of	As of		As of
	September 30,	December 31,		September 30,
	2009	2008		2009
Notes:
1. Allowance for doubtful receivables	¥10,382	¥9,318		$115,356
2. Accumulated depreciation	1,788,665	1,635,601		19,874,056
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(217,698)	(235,968)		(2,418,867)
Net unrealized gains and losses on securities	4,169	1,135		46,322
Net gains and losses on derivative instruments	2,403	1,493		26,700
Pension liability adjustments	(60,801)	(59,480)		(675,566)

CANON INC. AND SUBSIDIARIES	CONSOLIDATED
2.  CONSOLIDATED STATEMENTS OF INCOME

					Thousands of
Results for the third quarter	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	September 30, 2009	September 30, 2008			September 30, 2009
Net sales	¥774,324	¥985,989	-	21.5	¥8,603,600
Cost of sales	425,001	510,833			4,722,233

Gross profit	349,323	475,156	-	26.5	3,881,367
Operating expenses:
Selling, general and administrative expenses	215,607	259,219			2,395,634
Research and development expenses	73,727	86,671			819,189

	289,334	345,890			3,214,823

Operating profit	59,989	129,266	-	53.6	666,544
Other income (deductions):
Interest and dividend income	970	4,627			10,778
Interest expense	(20)	(10)			(222)
Other, net	2,609	(8,894)			28,989

	3,559	(4,277)			39,545

Income before income taxes	63,548	124,989	-	49.2	706,089

Income taxes	24,604	39,634			273,378

Consolidated net income	38,944	85,355			432,711
Less: Net income attributable to noncontrolling interests	2,210	2,314			24,555

Net income attributable to Canon Inc.	¥36,734	¥83,041	-	55.8	¥408,156

Note:
Consolidated comprehensive income for the three months ended September 30, 2009 and 2008 was JPY 2,845 million (increase)
(U.S.$31,611 thousand (increase)) and JPY 18,500 million (increase), respectively.

					Thousands of
Results for the nine months	Millions of yen				U.S. dollars
	Nine months	Nine months			Nine months
	ended	ended	Change(%)		ended
	September 30, 2009	September 30, 2008			September 30, 2009
Net sales	¥2,255,143	¥3,099,421	-	27.2	¥25,057,144
Cost of sales	1,261,541	1,582,810			14,017,122

Gross profit	993,602	1,516,611	-	34.5	11,040,022
Operating expenses:
Selling, general and administrative expenses	641,342	794,228			7,126,022
Research and development expenses	227,333	262,134			2,525,922

	868,675	1,056,362			9,651,944

Operating profit	124,927	460,249	-	72.9	1,388,078
Other income (deductions):
Interest and dividend income	3,761	15,593			41,789
Interest expense	(241)	(673)			(2,678)
Other, net	(7,013)	(10,935)			(77,922)

	(3,493)	3,985			(38,811)

Income before income taxes	121,434	464,234	-	73.8	1,349,267

Income taxes	48,709	156,972			541,211

Consolidated net income	72,725	307,262			808,056
Less: Net income attributable to noncontrolling interests	2,642	9,736			29,356

Net income attributable to Canon Inc.	¥70,083	¥297,526	-	76.4	¥778,700

Note:
Consolidated comprehensive income for the nine months ended September 30, 2009 and 2008 was JPY 94,118 million (increase)
(U.S.$1,045,756 thousand (increase)) and JPY 185,966 million (increase), respectively.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
3. DETAILS OF SALES

Results for the third quarter	Millions of yen				Thousands of U.S. dollars
	Three months	Three months			Three months
Sales by product	ended	ended	Change(%)		ended
	September 30, 2009	September 30, 2008			September 30, 2009
Business machines:
Office imaging products	¥194,331	¥269,816	-	28.0	$2,159,233
Computer peripherals	278,629	360,649	-	22.7	3,095,878
Business information products	15,801	20,537	-	23.1	175,567

	488,761	651,002	-	24.9	5,430,678
Cameras	229,032	249,774	-	8.3	2,544,800
Optical and other products	56,531	85,213	-	33.7	628,122

Total	¥774,324	¥985,989	-	21.5	$8,603,600

	Millions of yen				Thousands of U.S. dollars
	Three months	Three months			Three months
Sales by region	ended	ended	Change(%)		ended
	September 30, 2009	September 30, 2008			September 30, 2009
Japan	¥161,863	¥196,971	-	17.8	$1,798,478
Overseas:
Americas	217,512	286,120	-	24.0	2,416,800
Europe	237,452	316,655	-	25.0	2,638,356
Other areas	157,497	186,243	-	15.4	1,749,966

	612,461	789,018	-	22.4	6,805,122

Total	¥774,324	¥985,989	-	21.5	$8,603,600

Results for the nine months	Millions of yen				Thousands of U.S. dollars
	Nine months	Nine months			Nine months
Sales by product	ended	ended	Change(%)		ended
	September 30, 2009	September 30, 2008			September 30, 2009
Business machines:
Office imaging products	¥608,197	¥868,915	-	30.0	$6,757,744
Computer peripherals	765,014	1,103,810	-	30.7	8,500,156
Business information products	53,145	67,271	-	21.0	590,500

	1,426,356	2,039,996	-	30.1	15,848,400
Cameras	640,637	779,185	-	17.8	7,118,189
Optical and other products	188,150	280,240	-	32.9	2,090,555

Total	¥2,255,143	¥3,099,421	-	27.2	$25,057,144

	Millions of yen				Thousands of U.S. dollars
	Nine months	Nine months			Nine months
Sales by region	ended	ended	Change(%)		ended
	September 30, 2009	September 30, 2008			September 30, 2009
Japan	¥504,745	¥643,570	-	21.6	$5,608,278
Overseas:
Americas	619,372	871,569	-	28.9	6,881,911
Europe	686,627	1,033,279	-	33.5	7,629,189
Other areas	444,399	551,003	-	19.3	4,937,766

	1,750,398	2,455,851	-	28.7	19,448,866

Total	¥2,255,143	¥3,099,421	-	27.2	$25,057,144

Notes:	1. The primary products included in each of the product segments are as follows:

Business machines:
Office imaging products :	Office network digital multifunction devices (MFDs) / Color network digital MFDs /

Office copying machines / Personal-use copying machines / Full-color copying machines
Computer peripherals : Laser beam printers / Inkjet multifunction peripherals / Single function inkjet printers / Image scanners

Business information products : Computer information systems / Document scanners / Personal information products
Cameras : Digital SLR cameras / Compact digital cameras / Interchangeable lenses / Digital video camcorders
Optical and other products :	Semiconductor production equipment / Mirror projection mask aligners for LCD panels /

Broadcasting equipment / Medical equipment / Large format printers / Components
2.	The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands /

Other Areas: Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of U.S. dollars
	Nine months	Nine months	Nine months
	ended	ended	ended
	September 30, 2009	September 30, 2008	September 30, 2009
Cash flows from operating activities:
Consolidated net income	¥72,725	¥307,262	$808,056
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	234,528	252,911	2,605,867
Loss on disposal of property, plant and equipment	2,854	4,699	31,711
Deferred income taxes	10,244	(1,908)	113,822
Decrease in trade receivables	105,239	133,864	1,169,322
Decrease (increase) in inventories	87,088	(122,385)	967,644
(Decrease) increase in trade payables	(89,518)	27,491	(994,644)
Decrease in accrued income taxes	(38,160)	(89,298)	(424,000)
Decrease in accrued expenses	(20,647)	(23,499)	(229,411)
Increase (decrease) in accrued (prepaid) pension and severance cost	2,120	(7,059)	23,556
Other, net	8,054	(46,643)	89,488

Net cash provided by operating activities	374,527	435,435	4,161,411
Cash flows from investing activities:
Purchases of fixed assets	(261,890)	(342,830)	(2,909,889)
Proceeds from sale of fixed assets	8,529	4,556	94,767
Purchases of available-for-sale securities	(324)	(7,206)	(3,600)
Proceeds from sale and maturity of available-for-sale securities	437	4,062	4,856
Proceeds from maturity of held-to-maturity securities	—	10,000	—
(Increase) decrease in time deposits	(17,813)	4,929	(197,922)
Acquisitions of subsidiaries, net of cash acquired	(2,979)	(4,397)	(33,100)
Purchases of other investments	(13,959)	(45,276)	(155,100)
Other, net	1,765	(9,461)	19,610

Net cash used in investing activities	(286,234)	(385,623)	(3,180,378)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,736	6,510	30,400
Repayments of long-term debt	(4,686)	(14,875)	(52,067)
Decrease in short-term loans	(174)	(2,630)	(1,933)
Dividends paid	(135,793)	(145,024)	(1,508,811)
Repurchases of treasury stock, net	(31)	(19,902)	(344)
Other, net	(3,433)	(16,052)	(38,145)

Net cash used in financing activities	(141,381)	(191,973)	(1,570,900)
Effect of exchange rate changes on cash and cash equivalents	7,548	(64,983)	83,867

Net change in cash and cash equivalents	(45,540)	(207,144)	(506,000)
Cash and cash equivalents at beginning of period	679,196	944,463	7,546,622

Cash and cash equivalents at end of period	¥633,656	¥737,319	$7,040,622

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
5. NOTE FOR GOING CONCERN ASSUMPTION
     Not applicable.
6. SEGMENT INFORMATION
(1) SEGMENT INFORMATION BY PRODUCT

					Thousands of
Results for the third quarter	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	September 30, 2009	September 30, 2008			September 30, 2009
Business Machines
Net sales:
Unaffiliated customers	¥488,761	¥651,002	-	24.9	$5,430,678
Intersegment	-	-		-	-

Total	488,761	651,002	-	24.9	5,430,678

Operating cost and expenses	415,764	516,982	-	19.6	4,619,600

Operating profit	¥72,997	¥134,020	-	45.5	$811,078

Cameras
Net sales:
Unaffiliated customers	¥229,032	¥249,774	-	8.3	$2,544,800
Intersegment	-	-		-	-

Total	229,032	249,774	-	8.3	2,544,800

Operating cost and expenses	181,446	204,686	-	11.4	2,016,067

Operating profit	¥47,586	¥45,088	+	5.5	$528,733

Optical and Other Products
Net sales:
Unaffiliated customers	¥56,531	¥85,213	-	33.7	$628,122
Intersegment	49,670	61,447	-	19.2	551,889

Total	106,201	146,660	-	27.6	1,180,011

Operating cost and expenses	125,833	143,206	-	12.1	1,398,144

Operating profit (loss)	¥(19,632)	¥3,454		-	$(218,133)

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥-	¥-		-	$-
Intersegment	(49,670)	(61,447)		-	(551,889)

Total	(49,670)	(61,447)		-	(551,889)

Operating cost and expenses	(8,708)	(8,151)		-	(96,755)

Operating profit (loss)	¥(40,962)	¥(53,296)		-	$(455,134)

Consolidated
Net sales:
Unaffiliated customers	¥774,324	¥985,989	-	21.5	$8,603,600
Intersegment	-	-		-	-

Total	774,324	985,989	-	21.5	8,603,600

Operating cost and expenses	714,335	856,723	-	16.6	7,937,056

Operating profit	¥59,989	¥129,266	-	53.6	$666,544

Note:	General corporate expenses of JPY40,962 million (U.S.$455,134 thousand) and JPY52,608 million in the three months ended September 30, 2009 and 2008, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED

					Thousands of
Results for the nine months	Millions of yen				U.S. dollars
	Nine months	Nine months			Nine months
	ended	ended	Change(%)		ended
	September 30, 2009	September 30, 2008			September 30, 2009
Business Machines
Net sales:
Unaffiliated customers	¥1,426,356	¥2,039,996	-	30.1	$15,848,400
Intersegment	-	-		-	-

Total	1,426,356	2,039,996	-	30.1	15,848,400

Operating cost and expenses	1,239,203	1,602,938	-	22.7	13,768,922

Operating profit	¥187,153	¥437,058	-	57.2	$2,079,478

Cameras
Net sales:
Unaffiliated customers	¥640,637	¥779,185	-	17.8	$7,118,189
Intersegment	-	-		-	-

Total	640,637	779,185	-	17.8	7,118,189

Operating cost and expenses	546,441	621,512	-	12.1	6,071,567

Operating profit	¥94,196	¥157,673	-	40.3	$1,046,622

Optical and Other Products
Net sales:
Unaffiliated customers	¥188,150	¥280,240	-	32.9	$2,090,555
Intersegment	139,354	183,364	-	24.0	1,548,378

Total	327,504	463,604	-	29.4	3,638,933

Operating cost and expenses	364,902	454,633	-	19.7	4,054,466

Operating profit (loss)	¥(37,398)	¥8,971		-	$(415,533)

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥-	¥-		-	$-
Intersegment	(139,354)	(183,364)		-	(1,548,378)

Total	(139,354)	(183,364)		-	(1,548,378)

Operating cost and expenses	(20,330)	(39,911)		-	(225,889)

Operating profit (loss)	¥(119,024)	¥(143,453)		-	$(1,322,489)

Consolidated
Net sales:
Unaffiliated customers	¥2,255,143	¥3,099,421	-	27.2	$25,057,144
Intersegment	-	-		-	-

Total	2,255,143	3,099,421	-	27.2	25,057,144

Operating cost and expenses	2,130,216	2,639,172	-	19.3	23,669,066

Operating profit	¥124,927	¥460,249	-	72.9	$1,388,078

Note:	General corporate expenses of JPY119,024 million (U.S.$1,322,489 thousand) and JPY142,445 million in the nine months ended September 30, 2009 and 2008, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
(2) SEGMENT INFORMATION BY GEOGRAPHIC AREA

					Thousands of
Results for the third quarter	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	September 30, 2009	September 30, 2008			September 30, 2009
Japan
Net sales:
Unaffiliated customers	¥183,622	¥226,121	-	18.8	$2,040,244
Intersegment	455,645	632,107	-	27.9	5,062,723

Total	639,267	858,228	-	25.5	7,102,967

Operating cost and expenses	556,601	676,201	-	17.7	6,184,456

Operating profit	¥82,666	¥182,027	-	54.6	$918,511

Americas
Net sales:
Unaffiliated customers	¥211,600	¥283,487	-	25.4	$2,351,111
Intersegment	(94)	1,165		-	(1,044)

Total	211,506	284,652	-	25.7	2,350,067

Operating cost and expenses	206,860	286,573	-	27.8	2,298,445

Operating profit (loss)	¥4,646	¥(1,921)		-	$51,622

Europe
Net sales:
Unaffiliated customers	¥236,775	¥316,101	-	25.1	$2,630,833
Intersegment	1,295	1,125	+	15.1	14,389

Total	238,070	317,226	-	25.0	2,645,222

Operating cost and expenses	230,792	316,132	-	27.0	2,564,355

Operating profit	¥7,278	¥1,094	+	565.3	$80,867

Others
Net sales:
Unaffiliated customers	¥142,327	¥160,280	-	11.2	$1,581,412
Intersegment	160,266	146,600	+	9.3	1,780,732

Total	302,593	306,880	-	1.4	3,362,144

Operating cost and expenses	288,765	293,380	-	1.6	3,208,500

Operating profit	¥13,828	¥13,500	+	2.4	$153,644

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥-	¥-		-	$-
Intersegment	(617,112)	(780,997)		-	(6,856,800)

Total	(617,112)	(780,997)		-	(6,856,800)

Operating cost and expenses	(568,683)	(715,563)		-	(6,318,700)

Operating profit (loss)	¥(48,429)	¥(65,434)		-	$(538,100)

Consolidated
Net sales:
Unaffiliated customers	¥774,324	¥985,989	-	21.5	$8,603,600
Intersegment	-	-		-	-

Total	774,324	985,989	-	21.5	8,603,600

Operating cost and expenses	714,335	856,723	-	16.6	7,937,056

Operating profit	¥59,989	¥129,266	-	53.6	$666,544

Note:	General corporate expenses of JPY40,962 million (U.S.$455,134 thousand) and JPY52,608 million in the three months ended September 30, 2009 and 2008, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
(2) SEGMENT INFORMATION BY GEOGRAPHIC AREA

					Thousands of
Results for the nine months	Millions of yen				U.S. dollars
	Nine months	Nine months			Nine months
	ended	ended	Change(%)		ended
	September 30, 2009	September 30, 2008			September 30, 2009
Japan
Net sales:
Unaffiliated customers	¥599,823	¥727,995	-	17.6	$6,664,700
Intersegment	1,175,120	1,825,711	-	35.6	13,056,889

Total	1,774,943	2,553,706	-	30.5	19,721,589

Operating cost and expenses	1,586,340	2,006,853	-	21.0	17,626,000

Operating profit	¥188,603	¥546,853	-	65.5	$2,095,589

Americas
Net sales:
Unaffiliated customers	¥602,836	¥864,796	-	30.3	$6,698,178
Intersegment	871	2,863	-	69.6	9,678

Total	603,707	867,659	-	30.4	6,707,856

Operating cost and expenses	597,292	857,108	-	30.3	6,636,578

Operating profit	¥6,415	¥10,551	-	39.2	$71,278

Europe
Net sales:
Unaffiliated customers	¥684,387	¥1,031,817	-	33.7	$7,604,300
Intersegment	2,232	3,503	-	36.3	24,800

Total	686,619	1,035,320	-	33.7	7,629,100

Operating cost and expenses	665,856	1,017,045	-	34.5	7,398,400

Operating profit	¥20,763	¥18,275	+	13.6	$230,700

Others
Net sales:
Unaffiliated customers	¥368,097	¥474,813	-	22.5	$4,089,966
Intersegment	368,561	533,113	-	30.9	4,095,122

Total	736,658	1,007,926	-	26.9	8,185,088

Operating cost and expenses	709,348	967,827	-	26.7	7,881,644

Operating profit	¥27,310	¥40,099	-	31.9	$303,444

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥-	¥-		-	$-
Intersegment	(1,546,784)	(2,365,190)		-	(17,186,489)

Total	(1,546,784)	(2,365,190)		-	(17,186,489)

Operating cost and expenses	(1,428,620)	(2,209,661)		-	(15,873,556)

Operating profit (loss)	¥(118,164)	¥(155,529)		-	$(1,312,933)

Consolidated
Net sales:
Unaffiliated customers	¥2,255,143	¥3,099,421	-	27.2	$25,057,144
Intersegment	-	-		-	-

Total	2,255,143	3,099,421	-	27.2	25,057,144

Operating cost and expenses	2,130,216	2,639,172	-	19.3	23,669,066

Operating profit	¥124,927	¥460,249	-	72.9	$1,388,078

Note:	General corporate expenses of JPY119,024 million (U.S.$1,322,489 thousand) and JPY142,445 million in the nine months ended September 30, 2009 and 2008, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
7. SIGNIFICANT CHANGES IN CANON INC. STOCKHOLDERS’ EQUITY
     None.
8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(1) GROUP POSITION
1.	Number of Group Companies

	September 30, 2009	December 31, 2008	Change
Subsidiaries	240	245	(5)
Affiliates	15	18	(3)
Total	255	263	(8)

2.	Change in Group Entities

Subsidiaries
Addition:	10 companies
Removal:	15 companies

Affiliates (Carried at Equity Basis)
Addition:	1 company
Removal:	4 companies
3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc., Canon Finetech Inc.

Tokyo Stock Exchange (2nd section): Canon Software Inc.

Osaka Securities Exchange (2nd section): Canon Machinery Inc.

JASDAQ: Tokki Corporation, Asia Pacific System Research Co., Ltd.

Osaka Securities Exchange (Hercules): e-System Corporation
(2) SIGNIFICANT ACCOUNTING POLICIES
The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with U.S. generally accepted accounting principles, except for the segment information, as required by FASB Accounting Standards Codification (“ASC”) 280, “Segment Reporting”(the provisions of which were previously included in SFAS131, “Disclosures about Segments of an Enterprise and Related Information”).
New Accounting Standard
Canon adopted FASB ASC810, “Consolidations” (the provisions of which were previously included in SFAS160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No.51”) in the first quarter beginning January 1, 2009. Upon the adoption of ASC810, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. In addition, consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. These financial statement presentation requirements have been adopted retrospectively and prior year amounts in the consolidated financial statements including the consolidated statements of cash flows have been reclassified or adjusted to conform to ASC810.

Canon Inc.
October 27, 2009
CONSOLIDATED FINANCIAL RESULTS FOR
THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2009
SUPPLEMENTARY REPORT
TABLE OF CONTENTS

PAGE
1.	SALES BY REGION AND PRODUCT	S 1
2.	SEGMENT INFORMATION BY PRODUCT	S 2
3.	OTHER INCOME / DEDUCTIONS	S 2
4.	SALES COMPOSITION BY PRODUCT	S 3
5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3
6.	PROFITABILITY	S 4
7.	IMPACT OF FOREIGN EXCHANGE RATES	S 4
8.	STATEMENTS OF CASH FLOWS	S 4
9.	R&D EXPENDITURE	S 5
10.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 5
11.	INVENTORIES	S 5
12.	DEBT RATIO	S 5
13.	OVERSEAS PRODUCTION RATIO	S 5
14.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY REGION AND PRODUCT	(Millions of yen)

	2009			2008			Change year over year
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year	3rd quarter	YTD	Year

Japan
Business machines	119,055	370,790	-	138,398	447,882	607,015	-14.0%	-17.2%	-

Office imaging products	70,708	218,652	-	87,598	281,928	370,901	-19.3%	-22.4%	-
Computer peripherals	38,755	118,493	-	38,929	125,514	184,945	-0.4%	-5.6%	-
Business information products	9,592	33,645	-	11,871	40,440	51,169	-19.2%	-16.8%	-

Cameras	28,030	79,176	-	33,055	100,687	136,791	-15.2%	-21.4%	-

Optical and other products	14,778	54,779	-	25,518	95,001	124,474	-42.1%	-42.3%	-

Total	161,863	504,745	706,900	196,971	643,570	868,280	-17.8%	-21.6%	-18.6%

Overseas
Business machines	369,706	1,055,566	-	512,604	1,592,114	2,053,004	-27.9%	-33.7%	-

Office imaging products	123,623	389,545	-	182,218	586,987	748,622	-32.2%	-33.6%	-
Computer peripherals	239,874	646,521	-	321,720	978,296	1,269,823	-25.4%	-33.9%	-
Business information products	6,209	19,500	-	8,666	26,831	34,559	-28.4%	-27.3%	-

Cameras	201,002	561,461	-	216,719	678,498	905,156	-7.3%	-17.2%	-

Optical and other products	41,753	133,371	-	59,695	185,239	267,721	-30.1%	-28.0%	-

Total	612,461	1,750,398	2,493,100	789,018	2,455,851	3,225,881	-22.4%	-28.7%	-22.7%

Americas
Business machines	141,990	397,236	-	196,036	587,150	759,864	-27.6%	-32.3%	-

Office imaging products	43,010	136,496	-	72,804	224,702	287,319	-40.9%	-39.3%	-
Computer peripherals	95,972	251,901	-	119,360	350,506	457,816	-19.6%	-28.1%	-
Business information products	3,008	8,839	-	3,872	11,942	14,729	-22.3%	-26.0%	-

Cameras	63,352	184,626	-	74,971	242,485	339,141	-15.5%	-23.9%	-

Optical and other products	12,170	37,510	-	15,113	41,934	55,566	-19.5%	-10.5%	-

Total	217,512	619,372	890,100	286,120	871,569	1,154,571	-24.0%	-28.9%	-22.9%

Europe
Business machines	163,368	472,371	-	231,460	746,845	964,782	-29.4%	-36.8%	-

Office imaging products	60,330	194,686	-	84,121	285,181	364,288	-28.3%	-31.7%	-
Computer peripherals	100,422	268,834	-	143,541	449,644	584,247	-30.0%	-40.2%	-
Business information products	2,616	8,851	-	3,798	12,020	16,247	-31.1%	-26.4%	-

Cameras	67,667	193,302	-	75,444	254,860	333,069	-10.3%	-24.2%	-

Optical and other products	6,417	20,954	-	9,751	31,574	43,549	-34.2%	-33.6%	-

Total	237,452	686,627	999,400	316,655	1,033,279	1,341,400	-25.0%	-33.5%	-25.5%

Other areas
Business machines	64,348	185,959	-	85,108	258,119	328,358	-24.4%	-28.0%	-

Office imaging products	20,283	58,363	-	25,293	77,104	97,015	-19.8%	-24.3%	-
Computer peripherals	43,480	125,786	-	58,819	178,146	227,760	-26.1%	-29.4%	-
Business information products	585	1,810	-	996	2,869	3,583	-41.3%	-36.9%	-

Cameras	69,983	183,533	-	66,304	181,153	232,946	+5.5%	+1.3%	-

Optical and other products	23,166	74,907	-	34,831	111,731	168,606	-33.5%	-33.0%	-

Total	157,497	444,399	603,600	186,243	551,003	729,910	-15.4%	-19.3%	-17.3%

Total
Business machines	488,761	1,426,356	2,034,800	651,002	2,039,996	2,660,019	-24.9%	-30.1%	-23.5%

Office imaging products	194,331	608,197	833,300	269,816	868,915	1,119,523	-28.0%	-30.0%	-25.6%
Computer peripherals	278,629	765,014	1,127,700	360,649	1,103,810	1,454,768	-22.7%	-30.7%	-22.5%
Business information products	15,801	53,145	73,800	20,537	67,271	85,728	-23.1%	-21.0%	-13.9%

Cameras	229,032	640,637	917,700	249,774	779,185	1,041,947	-8.3%	-17.8%	-11.9%

Optical and other products	56,531	188,150	247,500	85,213	280,240	392,195	-33.7%	-32.9%	-36.9%

Total	774,324	2,255,143	3,200,000	985,989	3,099,421	4,094,161	-21.5%	-27.2%	-21.8%

(P)=Projection

- S1 -

Canon Inc.

2. SEGMENT INFORMATION BY PRODUCT	(Millions of yen)

	2009			2008			Change year over year
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year	3rd quarter	YTD	Year

Business machines
Unaffiliated customers	488,761	1,426,356	2,034,800	651,002	2,039,996	2,660,019	-24.9%	-30.1%	-23.5%
Intersegment	-	-	-	-	-	-	-	-	-

Total sales	488,761	1,426,356	2,034,800	651,002	2,039,996	2,660,019	-24.9%	-30.1%	-23.5%

Operating profit	72,997	187,153	279,600	134,020	437,058	544,644	-45.5%	-57.2%	-48.7%
% of sales	14.9%	13.1%	13.7%	20.6%	21.4%	20.5%	-	-	-

Cameras
Unaffiliated customers	229,032	640,637	917,700	249,774	779,185	1,041,947	-8.3%	-17.8%	-11.9%
Intersegment	-	-	-	-	-	-	-	-	-

Total sales	229,032	640,637	917,700	249,774	779,185	1,041,947	-8.3%	-17.8%	-11.9%

Operating profit	47,586	94,196	124,500	45,088	157,673	187,787	+5.5%	-40.3%	-33.7%
% of sales	20.8%	14.7%	13.6%	18.1%	20.2%	18.0%	-	-	-

Optical and other products
Unaffiliated customers	56,531	188,150	247,500	85,213	280,240	392,195	-33.7%	-32.9%	-36.9%
Intersegment	49,670	139,354	176,400	61,447	183,364	235,690	-19.2%	-24.0%	-25.2%

Total sales	106,201	327,504	423,900	146,660	463,604	627,885	-27.6%	-29.4%	-32.5%

Operating profit	(19,632)	(37,398)	(45,100)	3,454	8,971	(45,490)	-	-	-
% of sales	-18.5%	-11.4%	-10.6%	2.4%	1.9%	-7.2%	-	-	-

Corporate and Eliminations
Unaffiliated customers	-	-	-	-	-	-	-	-	-
Intersegment	(49,670)	(139,354)	(176,400)	(61,447)	(183,364)	(235,690)	-	-	-

Total sales	(49,670)	(139,354)	(176,400)	(61,447)	(183,364)	(235,690)	-	-	-

Operating profit	(40,962)	(119,024)	(169,000)	(53,296)	(143,453)	(190,867)	-	-	-

Consolidated
Unaffiliated customers	774,324	2,255,143	3,200,000	985,989	3,099,421	4,094,161	-21.5%	-27.2%	-21.8%
Intersegment	-	-	-	-	-	-	-	-	-

Total sales	774,324	2,255,143	3,200,000	985,989	3,099,421	4,094,161	-21.5%	-27.2%	-21.8%

Operating profit	59,989	124,927	190,000	129,266	460,249	496,074	-53.6%	-72.9%	-61.7%
% of sales	7.7%	5.5%	5.9%	13.1%	14.8%	12.1%	-	-	-

(P)=Projection

3. OTHER INCOME / DEDUCTIONS					(Millions of yen)

	2009			2008			Change year over year
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year	3rd quarter	YTD	Year

Interest and dividend, net	950	3,520	4,300	4,617	14,920	18,605	(3,667)	(11,400)	(14,305)
Forex gain / loss	310	(1,643)	(200)	(9,030)	(14,144)	(11,212)	+9,340	+12,501	+11,012
Equity earnings / loss of affiliated companies	(109)	(12,122)	(17,200)	(509)	(1,562)	(20,047)	+400	(10,560)	+2,847
Other, net	2,408	6,752	3,100	645	4,771	(2,273)	+1,763	+1,981	+5,373

Total	3,559	(3,493)	(10,000)	(4,277)	3,985	(14,927)	+7,836	(7,478)	+4,927

(P)=Projection

- S2 -

Canon Inc.
4. SALES COMPOSITION BY PRODUCT

	2009			2008
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year

Office imaging products
Monochrome copying machines	40%	40%	39%	41%	42%	41%
Color copying machines	37%	37%	38%	38%	37%	37%
Others	23%	23%	23%	21%	21%	22%

Computer peripherals
Laser beam printers	71%	70%	69%	75%	74%	73%
Inkjet printers	28%	29%	30%	24%	25%	26%
Others	1%	1%	1%	1%	1%	1%

Business information products
Personal computers	62%	64%	64%	60%	60%	60%
Others	38%	36%	36%	40%	40%	40%

Cameras
Digital cameras	76%	77%	79%	74%	74%	75%
Video cameras	7%	7%	7%	10%	9%	9%
Interchangeable lenses and others	17%	16%	14%	16%	17%	16%

Optical and other products
Semiconductor production equipment	28%	32%	31%	35%	43%	46%
Others	72%	68%	69%	65%	57%	54%

						(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)

	2009
	3rd quarter	YTD	Year (P)

Business machines
Japan	-14.0%	-17.2%	-
Overseas	-15.2%	-23.1%	-

Total	-14.9%	-21.8%	-16.6%

Cameras
Japan	-15.2%	-21.4%	-
Overseas	+9.5%	-3.7%	-

Total	+6.2%	-6.0%	-2.6%

Optical and other products
Japan	-42.1%	-42.3%	-
Overseas	-23.6%	-22.1%	-

Total	-29.2%	-29.0%	-34.0%

Total
Japan	-17.8%	-21.6%	-18.6%
Overseas	-9.1%	-17.6%	-13.7%
Americas	-12.6%	-21.0%	-15.3%
Europe	-10.4%	-19.3%	-14.7%
Other areas	-1.3%	-9.2%	-9.3%

Total	-10.8%	-18.5%	-14.7%

			(P)=Projection

- S3 -

Canon Inc.
6. PROFITABILITY

	2009		2008
	YTD	Year (P)	YTD	Year

ROE *1	3.5%	4.2%	13.5%	11.1%

ROA *2	2.4%	2.8%	9.0%	7.3%

*1 Based on Net Income attributable to Canon Inc. and Total Canon Inc. stockholders’ equity				(P)=Projection
*2 Based on Net Income attributable to Canon Inc.

7. IMPACT OF FOREIGN EXCHANGE RATES
(1) Exchange rates					(Yen)

	2009			2008

	3rd quarter	4th quarter (P)	Year (P)	3rd quarter	Year

Yen/US$	93.46	90.00	93.34	107.61	103.23
Yen/Euro	133.60	130.00	129.69	161.29	151.46

					(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)		(Billions of yen)

	2009

	3rd quarter	Year (P)

US$	(50.8)	(128.1)
Euro	(35.0)	(117.4)
Other currencies	(10.7)	(19.3)

Total	(96.5)	(264.8)

		(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)

	2009
	4th quarter (P)

On sales
US$	4.4
Euro	1.8

On operating profit
US$	2.5
Euro	1.3

	(P)=Projection

8. STATEMENTS OF CASH FLOWS				(Millions of yen)

	2009		2008

	3rd quarter	Year (P)	3rd quarter	Year

Net cash provided by operating activities	185,826	480,000	99,837	616,684

Net cash used in investing activities	(67,902)	(340,000)	(96,082)	(472,480)

Free cash flow	117,924	140,000	3,755	144,204

Net cash used in financing activities	(70,021)	(140,000)	(107,003)	(277,565)

Effect of exchange rate changes on cash and cash equivalents	(17,812)	800	(25,828)	(131,906)

Net change in cash and cash equivalents	30,091	800	(129,076)	(265,267)

Cash and cash equivalents at end of period	633,656	680,000	737,319	679,196

				(P)=Projection

*   In connection with the adoption of FASB ASC810 (the provisions of which were previously included in SFAS160), only the total of “net cash provided by operating activities” will be provided from first-quarter 2009.

- S4 -

Canon Inc.

9. R&D EXPENDITURE	(Millions of yen)

	2009		2008
	3rd quarter	Year (P)	3rd quarter	Year

Business machines	24,101	-	28,062	123,531
Cameras	10,107	-	11,146	45,458
Optical and other products	39,519	-	47,463	205,036

Total	73,727	305,000	86,671	374,025

% of sales	9.5%	9.5%	8.8%	9.1%

				(P)=Projection
10. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION
				(Millions of yen)

	2009		2008

	3rd quarter	Year (P)	3rd quarter	Year

Increase in PP&E	35,996	265,000	101,356	361,988
Depreciation and amortization	79,525	315,000	89,221	341,337

				(P)=Projection
11. INVENTORIES
(1) Inventories			(Millions of yen)

	2009	2008	Difference

	Sep.30	Dec.31

Business machines	203,905	234,958	(31,053)
Cameras	88,569	115,852	(27,283)
Optical and other products	134,460	156,109	(21,649)

Total	426,934	506,919	(79,985)

(2) Inventories/Sales*			(Days)

	2009	2008	Difference

	Sep.30	Dec.31

Business machines	38	34	+4
Cameras	34	41	(7)
Optical and other products	207	144	+63

Total	50	47	+3

* Index based on the previous six months sales.

12. DEBT RATIO

	2009	2008	Difference

	Sep.30	Dec.31

Total debt / Total assets	0.3%	0.4%	-0.1%

13. OVERSEAS PRODUCTION RATIO

	2009	2008

	YTD	Year

Overseas production ratio	39%	39%

14. NUMBER OF EMPLOYEES

	2009	2008	Difference

	Sep.30	Dec.31

Japan	74,106	72,445	+1,661
Overseas	93,538	94,535	(997)

Total	167,644	166,980	+664

- S5 -